AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 11, 2002

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

CHORDIANT SOFTWARE, INC.
(Name of Subject Company (Issuer))

CHORDIANT SOFTWARE, INC.
(Name of Filing Person (Offeror))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.001 PER SHARE,
HAVING AN EXERCISE PRICE OF $3.00 OR MORE PER SHARE
(Title of Class of Securities)

170404107
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

STEPHEN KELLY

CHIEF EXECUTIVE OFFICER

CHORDIANT SOFTWARE, INC

20400 STEVENS CREEK BOULEVARD, SUITE 400

CUPERTINO, CA 95014

TELEPHONE: (408) 517-6100

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person Filing Statement)

COPIES TO:

NANCY WOJTAS, ESQ.

DANIELLE E. REED, ESQ.

COOLEY GODWARD LLP

FIVE PALO ALTO SQUARE

3000 EL CAMINO REAL

PALO ALTO, CA 94306

TELEPHONE: (650) 843-5000

[ ]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

The filing of this Schedule TO shall not be construed as an admission by Chordiant Software, Inc. that the Offer (as defined below) constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") originally filed by Chordiant Software, Inc., a Delaware corporation (the "Company"), on August 23, 2002, relates to the expiration of the exchange offer by the Company to exchange all options outstanding under 1999 Equity Incentive Plan, 2000 Nonstatutory Equity Incentive Plan, the 1998 Prime Response Stock Option/Stock Issuance Plan, and the White Spider Software 2000 Stock Incentive Plan held by employees of the Company to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), having an exercise price equal to or greater than $3.00 (the "Eligible Options") for, at the employee's election, (i) restricted shares of Common Stock ("Restricted Stock") and/or (ii) Replacement Options issuable on the date six (6) months and one (1) day following the expiration of the Offer ("Replacement Options"), each to be granted under Chordiant's 1999 Equity Incentive Plan and 2000 Nonstatutory Equity Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Election Form (the Election Form and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer").

The expiration of the Offer, as extended, occurred at midnight, Eastern time, on Wednesday, October 9, 2002. During the Offer, Eligible Options to purchase 11,320,331 shares of the Company's common stock were tendered in exchange for 4,704,083 shares of Restricted Stock and 635,848 Replacement Options.

All of the information in the Offer, and any other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by the Company, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Chordiant Software, Inc.

By: /s/ Steve G. Vogel

Steve G. Vogel,

  Senior Vice President of Finance, Chief Financial Officer and Secretary

  Dated: October 11, 2002